New Found Gold Intersects High-Grade Gold Mineralization

in Dome Zone Step-Out Program:

10.4 g/t Au over 20.50m and 7.47 g/t Au over 13.40m

Vancouver, BC, October 15, 2025 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce new drill results from the Company's ongoing 2025 drill program on its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada.

Highlights include:

  Dome zone ("Dome") step-out program:
  10.4 g/t Au1 over 20.50 m2 (NFGC-25-2299)
  7.47 g/t Au over 13.40 m (NFGC-25-2265)
  Lotto zone ("Lotto") open pit infill program:
  40.6 g/t Au over 2.80 m (NFGC-25-2268)
  30.5 g/t Au over 2.05 m (NFGC-25-2263)
  12.3 g/t Au over 2.25 m (NFGC-25-2305)
  Lotto North zone ("Lotto North") open pit infill program:
  33.8 g/t Au over 2.05 m (NFGC-25-2292)
  8.26 g/t Au over 4.40 m (NFGC-25-2331)
  13.5 g/t Au over 2.55 m (NFGC-25-2298)

Melissa Render, President of New Found Gold, stated: "These new results from our Dome step-out program, where we have hit high-grade gold mineralization over broad widths, demonstrate the potential for resource expansion within the footprint of the PEA mine plan in the AFZ Core at Queensway. The infill results from Lotto and Lotto North reported today focus on resource conversion and are consistent with past results. All results from the 2025 drill program will be incorporated into a Queensway mineral resource update currently scheduled for H1/26."

Results Summary

This news release includes results from 11,187 m of drilling in 79 diamond drill holes ("DDH") completed in Q3/25 as part of an infill and exploration program at AFZ Core (Tables 1 to 3). The results reported herein include step-out drilling at Dome targeting new high-grade mineralization discovered in Q4/25 at depth below the Preliminary Economic Assessment ("PEA") pit shell (see the New Found Gold news releases dated February 24, 2025 and April 29, 2025), as well as infill drilling of the Lotto and Lotto North PEA pit shell (Figure 1). The objective of the Lotto and Lotto North drilling is to convert inferred mineral resources to the indicated category included in the Phase 1 Queensway PEA mine plan (see the New Found Gold news release dated July 21, 2025).

1 g/t Au= grams of gold per tonne

2 m = metres

Drill highlights, along with details from all 76 DDH in this news release are included in Tables 1 to 3 below.

Figure 1: 3D plan view of the AFZ Core area.

Dome

Dome is located immediately south of Lotto and east of the Appleton Fault Zone ('AFZ', Figure 1) within the AFZ Core. This zone is characterized by the east-northeast trending Dome fault, with a similar orientation to the Keats-Baseline Fault Zone ('KBFZ') that controls mineralization in the Keats and Iceberg zones. The Dome fault hosts high-grade gold quartz veining starting at surface. This zone has seen limited drill testing below 150 m vertical depth.

The 2025 drilling reported in this news release includes 10.4 g/t Au over 20.50 m (NFGC-25-2299) and 7.47 g/t Au over 13.40 m (NFGC-25-2265) and forms part of a newly identified high-grade domain starting approximately 100 m below the current extent of the Dome PEA open pit, which is currently 38 m deep based on the initial mineral resource estimate ("MRE"; see the New Found Gold news release dated March 24, 2025 and Figure 2).

This region of newly identified high-grade veining extends for 130 m down dip. With only limited drilling along strike and at depth, the depth extension of Dome has clear expansion potential. This area will be assessed for inclusion in the next MRE update and additional drilling in 2026 will focus on expanding this zone to depth.

The 2025 drilling at Dome and the nearby Golden Dome zone is largely focused on lower grade domains peripheral to the main high-grade corridor as reflected by the results reported. The results conform well to the existing block model and will be incorporated into the next MRE update.

Figure 2: Inclined plan 3D view Dome, Lotto and Lotto North zones (looking southwest).

Lotto and Lotto North

The objective of 2025 infill drilling at Lotto and Lotto North was to convert inferred category mineral resources to the indicated category. Infill drilling of inferred category material to convert to indicated category in these zones is complete for the Phase 1 open pit design and approximately 80% complete for the Phase 2 open pit design. The 2026 program will include drilling focused on converting the remaining inferred material to the indicated category, including underground mining panels outlined in the PEA.

Looking Ahead

The 70,000 m 2025 Queensway drill program commenced in May 2025, with approximately 80% of the drilling focused on the AFZ Core area and the remaining 20% focused on exploration targets outside the MRE area. The 2025 Queensway drill program is over 70% complete and is on track to finish all proposed drilling by the end of the year.

Infill drilling covering the PEA Phase 1 open pits, with the objective of converting resources from inferred to indicated, is ongoing and expected to be completed in Q4/25. Additional ongoing drilling at Queensway includes geotechnical drilling of PEA Phase 1 pits, condemnation drilling for infrastructure and plant siting and hydrogeological drilling, which has commenced and is expected to conclude in Q4/25.

Exploration drilling continues at AFZ Peripheral in the vicinity of the Dropkick zone.

In addition to the 2025 drill program, an excavation program is underway to excavate, map and channel sample near-surface zones of the AFZ Core, with the objective of validating the geological model and collecting detailed analytical information across key zones that will be part of the PEA Phase 1 mine plan. Excavation, mapping and channel sampling of the Lotto zone ('Lotto") is now complete. The excavation has uncovered a 210 m long by 70 m area; results from this work will be released once they are available.

With channel sampling at Keats and Iceberg complete (see the New Found Gold news releases dated September 23, 2024 and December 2, 2024 and September 25, 2025), a 5 m by 5 m definition drilling program covering a 65 m by 30 m area is ongoing at Keats and a 5 m by 5 m definition drilling program covering a 60 m by 45 m area expected to commence at Iceberg in late Q4/25.

Table 1: Drill Result Highlights.

DOME

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2265	197.60	211.00	13.40	7.47	70-95	Dome
Including	198.05	200.00	1.95	11.42	70-95	Dome
Including	202.20	202.95	0.75	13.03	60-90	Dome
Including	205.15	206.20	1.05	56.20	60-90	Dome
NFGC-25-2299	161.00	181.50	20.50	10.35	70-95	Dome
Including	161.00	161.90	0.90	38.83	70-95	Dome
Including	174.75	175.20	0.45	16.79	70-95	Dome
Including	176.00	177.00	1.00	83.51	70-95	Dome
Including	180.90	181.50	0.60	108.39	70-95	Dome

LOTTO and LOTTO NORTH

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2263	84.30	86.35	2.05	30.47	15-45	Lotto
Including	85.30	86.00	0.70	79.82	15-45
NFGC-25-2268	79.90	82.70	2.80	40.62	60-90	Lotto
Including	80.70	81.35	0.65	167.46	60-90
NFGC-25-2271	18.35	33.45	15.10	2.89	55-85	Lotto
Including	18.35	19.10	0.75	38.66	55-85
NFGC-25-2278	62.00	77.00	15.00	1.58	50-80	Lotto
NFGC-25-2292	81.95	84.00	2.05	33.83	45-75	Lotto North
Including	81.95	82.35	0.40	172.85	45-75
NFGC-25-2298	37.30	39.85	2.55	13.48	70-95	Lotto North
Including	37.30	38.00	0.70	49.08	70-95
NFGC-25-2305	74.00	76.25	2.25	12.28	50-80	Lotto
Including	74.50	74.95	0.45	58.45	50-80
NFGC-25-2306	41.35	52.55	11.20	2.43	65-95	Lotto North
Including	45.40	46.20	0.80	14.21	65-95
NFGC-25-2331	75.35	79.75	4.40	8.26	45-75	Lotto North
Including	75.35	75.75	0.40	12.10	45-75
Including	78.90	79.75	0.85	34.23	45-75

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all 76 drill holes are included in Table 2 and Table 3 below.

Table 2: Summary of composite drill hole results reported in this news release for Dome, Lotto and Lotto North.

LOTTO

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2259	40.80	43.50	2.70	9.59	20-50	Lotto
Including	41.75	42.05	0.30	82.48	20-50
NFGC-25-2261	No Significant Values					Lotto
NFGC-25-2263	84.30	86.35	2.05	30.47	15-45	Lotto
Including	85.30	86.00	0.70	79.82	15-45
NFGC-25-2264	No Significant Values					Lotto
NFGC-25-2266	29.55	32.00	2.45	1.47	40-70	Lotto North
NFGC-25-2267	No Significant Values					Lotto
NFGC-25-2268	79.90	82.70	2.80	40.62	60-90	Lotto
Including	80.70	81.35	0.65	167.46	60-90
NFGC-25-2269	21.90	23.95	2.05	1.96	45-75	Lotto
NFGC-25-2270	No Significant Values					Lotto North
NFGC-25-2271	18.35	33.45	15.10	2.89	55-85	Lotto
Including	18.35	19.10	0.75	38.66	55-85
NFGC-25-2272	13.80	16.05	2.25	1.35	55-85	Lotto
NFGC-25-2274	88.30	91.40	3.10	1.36	70-95	Lotto
NFGC-25-2275	No Significant Values					Lotto North
NFGC-25-2276	5.40	7.85	2.45	1.21	70-95	Lotto
And	83.65	86.35	2.70	1.53	55-85
NFGC-25-2277	No Significant Values					Lotto North
NFGC-25-2278	28.80	31.20	2.40	4.97	Unknown	Lotto
Including	28.80	29.40	0.60	11.94	Unknown
And	47.20	49.75	2.55	1.99	Unknown
And	62.00	77.00	15.00	1.58	50-80
NFGC-25-2279	50.60	53.45	2.85	2.83	70-95	Lotto North
And	62.65	65.00	2.35	1.19	25-55
NFGC-25-2280	45.10	50.00	4.90	1.32	70-95	Lotto
NFGC-25-2281	24.10	30.50	6.40	1.01	10-40	Lotto
NFGC-25-2283	61.60	64.00	2.40	1.53	55-85	Lotto

NFGC-25-2284	No Significant Values					Lotto North
NFGC-25-2285	No Significant Values					Lotto
NFGC-25-2286	46.55	49.25	2.70	1.36	60-90	Lotto
And	57.00	59.55	2.55	1.70	65-95
NFGC-25-2287	No Significant Values					Lotto North
NFGC-25-2289	No Significant Values					Lotto
NFGC-25-2290	64.70	67.20	2.50	2.23	30-60	Lotto
NFGC-25-2291	17.80	20.45	2.65	1.16	5-35	Lotto
And	76.00	78.00	2.00	2.23	Unknown
NFGC-25-2292	73.70	76.00	2.30	1.10	45-75	Lotto North
And	81.95	84.00	2.05	33.83	45-75
Including	81.95	82.35	0.40	172.85	45-75
NFGC-25-2294	No Significant Values					Lotto
NFGC-25-2295	No Significant Values					Lotto North
NFGC-25-2296	No Significant Values					Lotto
NFGC-25-2297	73.80	76.00	2.20	1.02	Unknown	Lotto
And	83.60	89.90	6.30	1.83	Unknown
And	113.00	115.85	2.85	1.07	70-95
And	125.75	128.00	2.25	1.43	70-95
And	132.25	134.70	2.45	7.22	70-95
Including	132.25	132.75	0.50	24.44	70-95
NFGC-25-2298	37.30	39.85	2.55	13.48	Unknown	Lotto North
Including	37.30	38.00	0.70	49.08	Unknown
NFGC-25-2300	78.95	81.05	2.10	1.14	55-85	Lotto
NFGC-25-2301	72.65	75.55	2.90	4.41	10-40	Lotto North
NFGC-25-2302	86.85	90.70	3.85	1.11	Unknown	Lotto
And	94.60	100.75	6.15	1.23	Unknown
And	105.00	107.25	2.25	1.39	Unknown
And	137.45	140.00	2.55	2.42	65-95
NFGC-25-2303	No Significant Values					Lotto North
NFGC-25-2305	74.00	76.25	2.25	12.28	50-80	Lotto
Including	74.50	74.95	0.45	58.45	50-80
NFGC-25-2306	41.35	52.55	11.20	2.43	65-95	Lotto North
Including	45.40	46.20	0.80	14.21	65-95
NFGC-25-2308	94.15	96.15	2.00	1.07	Unknown	Lotto
And	97.10	99.55	2.45	1.08	Unknown
And	195.45	197.60	2.15	2.99	70-95
Including	195.75	196.10	0.35	13.82	70-95
NFGC-25-2309	66.65	72.30	5.65	4.10	70-95	Lotto North
Including	69.80	70.15	0.35	53.68	70-95
NFGC-25-2312	42.30	52.30	10.00	1.62	70-95	Lotto North
NFGC-25-2313	53.60	58.00	4.40	2.78	70-95	Lotto North
Including	53.60	54.40	0.80	10.39	70-95
NFGC-25-2315	No Significant Values					Lotto
NFGC-25-2316	15.75	17.90	2.15	1.10	Unknown	Lotto North
And	36.30	38.50	2.20	1.35	65-95
And	54.30	57.90	3.60	5.41	45-75
Including	56.70	57.30	0.60	19.28	45-75
NFGC-25-2319	No Significant Values					Lotto North
NFGC-25-2320	124.65	126.70	2.05	1.15	Unknown	Lotto
NFGC-25-2322	No Significant Values					Lotto North
NFGC-25-2323	No Significant Values					Lotto North

NFGC-25-2324	No Significant Values					Lotto North
NFGC-25-2326	No Significant Values					Lotto North
NFGC-25-2327	126.00	128.40	2.40	1.45	55-85	Lotto North
NFGC-25-2328	41.30	49.20	7.90	1.14	70-95	Lotto North
Including	41.30	41.70	0.40	10.12	70-95
NFGC-25-2330	No Significant Values					Lotto North
NFGC-25-2331	26.25	28.30	2.05	1.09	70-95	Lotto North
And	75.35	79.75	4.40	8.26	45-75
Including	75.35	75.75	0.40	12.10	45-75
Including	78.90	79.75	0.85	34.23	45-75
NFGC-25-2333	No Significant Values					Lotto North
NFGC-25-2335	175.25	177.25	2.00	1.34	20-50	Lotto
And	188.55	192.40	3.85	1.02	60-90
And	198.00	202.10	4.10	1.13	60-90
NFGC-25-2337	No Significant Values					Lotto North
NFGC-25-2346	143.45	151.10	7.65	1.60	45-75	Lotto
NFGC-25-2372	100.8	103.00	2.20	1.46	Unknown	Lotto
And	119.7	121.8	2.10	2.30	55-85
And	126.7	129.75	3.05	4.40	55-85
NFGC-25-2377	No Significant Values					Lotto
NFGC-25-2389	10.10	12.50	2.40	1.37	Unknown	Lotto
And	62.70	64.75	2.05	1.33	65-95
NFGC-25-2399	142.40	144.95	2.55	1.08	40-70	Lotto
NFGC-25-2412	No Significant Values					Lotto

DOME

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2265	197.60	211.00	13.40	7.47	70-95	Dome
Including	198.05	200.00	1.95	11.42	70-95
Including	202.20	202.95	0.75	13.03	60-90
Including	205.15	206.20	1.05	56.20	60-90
NFGC-25-2273	219.40	222.50	3.10	1.02	60-90	Dome
NFGC-25-2282	129.90	132.00	2.10	4.80	45-70	Dome
Including	130.75	131.50	0.75	11.79	45-75
And	137.00	139.45	2.45	1.57	70-95
And	162.30	165.05	2.75	1.65	20-50
NFGC-25-2288	No Significant Values					Dome
NFGC-25-2293	No Significant Values					Dome
NFGC-25-2299	161.00	181.50	20.50	10.35	70-95	Dome
Including	161.00	161.90	0.90	38.83	70-95
Including	174.75	175.20	0.45	16.79	70-95
Including	176.00	177.00	1.00	83.51	70-95
Including	180.90	181.50	0.60	108.39	70-95
NFGC-25-2304	201.50	204.30	2.80	1.51	70-95	Dome
NFGC-25-2310	No Significant Values					Dome
NFGC-25-2314	No Significant Values					Dome
NFGC-25-2318	No Significant Values					Dome
NFGC-25-2334	No Significant Values					Dome
NFGC-25-2354	No Significant Values					Dome
NFGC-25-2360	141.55	143.85	2.30	2.28	Unknown	Dome
NFGC-25-2365	125.00	127.50	2.50	2.22	Unknown	Dome
NFGC-25-2407	50.45	53.30	2.85	1.44	55-85	Dome

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3: Details of drill holes reported in this news release.

Hole Number	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-25-2259	260	-45	107	658966	5428958	Lotto
NFGC-25-2261	261	-55.5	116	658916	5429072	Lotto
NFGC-25-2263	238	-60	149	658966	5428957	Lotto
NFGC-25-2264	297	-53	107	658916	5429074	Lotto
NFGC-25-2265	358	-47	224	658681	5428542	Dome
NFGC-25-2266	290	-50	68	659071	5429279	Lotto North
NFGC-25-2267	270	-45	47	658928	5429077	Lotto
NFGC-25-2268	260	-45	101	658961	5428986	Lotto
NFGC-25-2269	270	-45	68	658945	5429081	Lotto
NFGC-25-2270	240	-47.5	65	659072	5429277	Lotto North
NFGC-25-2271	300	-45	35	658928	5429019	Lotto
NFGC-25-2272	270	-45	68	658932	5429047	Lotto
NFGC-25-2273	2	-56	263	658682	5428541	Dome
NFGC-25-2274	355	-59	113	658934	5429102	Lotto
NFGC-25-2275	270	-55	44	659061	5429236	Lotto North
NFGC-25-2276	260	-45	122	658909	5429028	Lotto
NFGC-25-2277	310	-45	59	659060	5429237	Lotto North
NFGC-25-2278	333	-74	101	658922	5429138	Lotto
NFGC-25-2279	48	-49	83	659022	5429307	Lotto North
NFGC-25-2280	360	-45.5	77	658922	5429139	Lotto
NFGC-25-2281	306	-64	95	658867	5429027	Lotto
NFGC-25-2282	342	-55	194	658725	5428592	Dome
NFGC-25-2283	35	-64	89	658923	5429137	Lotto
NFGC-25-2284	150	-50	71	659021	5429306	Lotto North
NFGC-25-2285	294	-45.5	68	658867	5429027	Lotto
NFGC-25-2286	282	-60	113	658893	5429147	Lotto
NFGC-25-2287	105	-45	107	659004	5429314	Lotto North
NFGC-25-2288	3	-67.5	190	658725	5428591	Dome
NFGC-25-2289	293	-49	71	658863	5428976	Lotto
NFGC-25-2290	268	-72.5	125	658894	5429147	Lotto
NFGC-25-2291	305	-66.5	104	658863	5428976	Lotto
NFGC-25-2292	60	-47.5	110	658987	5429335	Lotto North
NFGC-25-2293	10	-65	245	658711	5428551	Dome
NFGC-25-2294	273	-55	113	658932	5429187	Lotto
NFGC-25-2295	99	-45.5	92	658958	5429343	Lotto North
NFGC-25-2296	330	-45	134	658780	5428993	Lotto
NFGC-25-2297	240	-57	176	658956	5429168	Lotto
NFGC-25-2298	53	-49	65	659031	5429365	Lotto North
NFGC-25-2299	300	-45	206	658762	5428624	Dome
NFGC-25-2300	353	-57	110	658781	5428993	Lotto
NFGC-25-2301	130	-66	95	659030	5429365	Lotto North
NFGC-25-2302	230	-60.5	179	658957	5429168	Lotto
NFGC-25-2303	108	-51.5	68	658982	5429367	Lotto North

NFGC-25-2304	300	-45	233	658761	5428599	Dome
NFGC-25-2305	335	-67	119	658812	5429027	Lotto
NFGC-25-2306	60	-61	98	658983	5429367	Lotto North
NFGC-25-2308	252	-66	215	658989	5429097	Lotto
NFGC-25-2309	60	-50	77	658982	5429397	Lotto North
NFGC-25-2310	335	-45	80	658770	5428736	Dome
NFGC-25-2312	80	-45	83	658961	5429428	Lotto North
NFGC-25-2313	80	-45	80	658967	5429454	Lotto North
NFGC-25-2314	351	-58	86	658775	5428714	Dome
NFGC-25-2315	289	-47	86	658989	5429098	Lotto
NFGC-25-2316	80	-45	80	658988	5429462	Lotto North
NFGC-25-2318	347	-55	92	658804	5428710	Dome
NFGC-25-2319	101	-45	65	659019	5429468	Lotto North
NFGC-25-2320	301	-53.5	188	659032	5429044	Lotto
NFGC-25-2322	300	-45.5	161	659303	5429033	Lotto North
NFGC-25-2323	100	-45.5	89	659015	5429438	Lotto North
NFGC-25-2324	299	-45.5	152	659353	5429121	Lotto North
NFGC-25-2326	140	-52	65	659030	5429417	Lotto North
NFGC-25-2327	322	-54	182	658984	5429014	Lotto
NFGC-25-2328	120	-45	89	658997	5429425	Lotto North
NFGC-25-2330	300	-45	167	659421	5429139	Lotto North
NFGC-25-2331	80	-45	95	658980	5429431	Lotto North
NFGC-25-2333	300	-45	155	659379	5429047	Lotto North
NFGC-25-2334	300	-45	155	658790	5428684	Dome
NFGC-25-2335	239	-62.5	248	658989	5429096	Lotto
NFGC-25-2337	300	-45	152	659321	5428964	Lotto North
NFGC-25-2346	213	-53.5	206	658958	5429168	Lotto
NFGC-25-2354	299	-45.5	158	658804	5428710	Dome
NFGC-25-2360	299	-45.5	212	658814	5428676	Dome
NFGC-25-2365	300	-45	238	658837	5428663	Dome
NFGC-25-2372	299	-45.5	341	658853	5428850	Lotto
NFGC-25-2377	299	-46	413	658913	5428846	Lotto
NFGC-25-2389	300	-45	335	658826	5428810	Lotto
NFGC-25-2399	300	-45	383	658887	5428803	Lotto
NFGC-25-2407	300	-45	353	658800	5428765	Dome
NFGC-25-2412	300	-45	419	658861	5428759	Lotto

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep holes, the core size may be reduced to NQ at depth. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. ("ALS") since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation in Thunder Bay, Ontario.  ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For "routine" samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory's internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold's quality control protocols.

New Found Gold's quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company's Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration company that holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the Project that covers a +110 km strike extent along two prospective fault zones.

On September 5, 2025 the Company announced it had entered into a definitive agreement with Maritime Resources Corp. to acquire all of the outstanding and issued shares that it does not already own (see news release dated September 5, 2025). On September 8, 2025, the Company announced it had entered into a Property Purchase Agreement with Exploits Discover Corp. that would provide New Found Gold with a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (the "Claims") (see news release dated September 8, 2025). The Claims adjoin New Found Gold's Queensway and would increase the size of the Project by up to 33%, to a total of 234,050 hectares.

New Found Gold has a new management team in place, a solid shareholder base, which includes an approximately 23.1% holding by Eric Sprott, and is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the results of drill programs and the use and interpretation of such results; future drill programs and the timing thereof; the excavation program and the timing thereof; future exploration and the objectives and timing thereof, including future drilling and excavation; exploration, drilling and mineralization at Queensway; the extent of mineralization and the discovery of zones of high-grade gold mineralization; the potential conversion of mineral resources; potential resource expansion; a mineral resource update and the timing thereof; the transactions with Maritime Resources Corp. and Exploits Discovery Corp. (the "Transactions") and the merits and advantages of such Transactions; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, risks associated with obtaining the required approvals for the Transactions and satisfying the other conditions to the Transactions, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.